10/3

03032622

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Japan Future Information Technology & Systems

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

**NEW ADDRESS

OCT 09 2003

THOMSON FINANCIAL

FILE NO. 82- 34657 FISCAL YEAR 3-31-03

Complete for initial submissions only ** *Please note name and address changes*

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DAT : 10/8/03

JFITS Japan Future Information Technology & Systems Co., Ltd.
ARCAEAST 3-2-1 Kinshi, Sumida-Ku, Tokyo 130-6591 Japan
tel. +81-3-3623-8300 fax. +81-3-3623-8305

Exemption No. 82-34657

03 OCT -3 AM 7:21

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AR/S
3-31-03

Report of Foreign Private Issuer

Pursuant to Rule 12g3-2(b) of
the Securities Exchange Act of 1934

Report on Disclosure of Information of
JAPAN FUTURE INFORMATION TECHNOLOGY & SYSTEMS CO., LTD.

Japan Future Information Technology & Systems Co., Ltd.
(Translation of registrant's name into English)

2-1 Kinshi, 3-chome, Sumida-ku, Tokyo 130-6591, Japan
(Address of principal executive offices)

JFITS Japan Future Information Technology & Systems Co., Ltd.
ARCAEAST 3-2-1 Kinshi, Sumida-Ku, Tokyo 130-6591 Japan
tel. +81-3-3623-8300 fax. +81-3-3623-8305

Exemption No. 82-34657

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Japan Future Information Technology & Systems Co., Ltd. (Registrant)

September 29, 2003

By: Shunsuke Takahara

Shunsuke Takahara
Managing Director

September 24, 2003

To whom it may concern;

Japan Future Information Technology and Systems Co., Ltd.
Masanori Furunuma, President
(JASDAQ Code: 4836)

Notice Regarding the Issuance of Stock Acquisition Rights (Stock Option)

The Company, Japan Future Information Technology and Systems Co., Ltd. (JFITS), hereby announces that at the meeting of the Board of Directors held on September 24, 2003, the contents of the stock acquisition rights to be issued as stock option pursuant to provisions of Articles 280-20 and 280-21 of the Commercial Code of Japan, which were approved at the 6th ordinary general meeting of shareholders of the Company, were determined as follows.

1. Issue date of stock acquisition rights:	October 1, 2003
2. The number of stock acquisition rights to be issued:	489 (1 share per stock acquisition right)
3. Issue price of stock acquisition rights:	Free of charge
4. Type and the number of shares of stock acquisition rights:	489 shares of common stock of the Company
5. Amount to be paid upon exercise of stock acquisition rights:	¥274,256 per share
6. Aggregate amount of common stock to be issued upon exercise of stock acquisition rights:	¥134,111,184
7. Exercise period of stock acquisition rights:	From August 1, 2004 to July 31, 2007
8. Amount of a portion of the issue price of the shares to be issued upon exercise of stock acquisition rights which is not transferred to the paid-in capital:	¥67,055,592 (¥137,128 per share)
9. Grantees of allotment of stock acquisition rights:	Directors, corporate auditors and employees of the Company, in total 156 persons.

For reference:

(1) Date of the meeting of the Board of Directors for deliberation of matters to be resolved at the ordinary general meeting of shareholders: May 14, 2003

(2) Date of resolution at the ordinary general meeting of shareholders: June 19, 2003

SHIFTING UP

Japan Future Information Technology & Systems Co., Ltd. **Annual Report 2003**

JFITS

Profile

Japan Future Information Technology and Systems Co., Ltd. (JFITS) was founded in 1998 in the midst of broad deregulation and major changes in financial/securities systems, a year after its predecessor company Yamaichi Information Systems (YIS), part of the Yamaichi Securities group, had given up doing business. Since that time JFITS has independently provided advanced solutions that are always one step ahead of changes in the financial business, such as the advent of internet securities transactions. This level of service is only made possible by the fusion of JFITS independent nature and the management resources inherited from YIS which include consulting ability powered by wealth of financial knowledge, advanced information systems technology and experience managing large projects. The company has grown rapidly, and listed its shares on JASDAQ in April 2001, only 3 years after it was established. In the future JFITS will continue to utilize these management resources and strengths to provide innovative and highly cost effective financial/securities solutions, unshackled by legacy concepts or technology.



Consulting and Management Strength
Advanced Information Technology Strength
Unshackled by legacy concepts and technology, the company provides " innovative and highly cost effective financial/securities solutions."
Financial/Securities Industries Know-how
Independence and Customer Orientation

Contents

Profile	2
Financial Highlights	3
Introduction	4
Special Feature "JFITS Today & Tomorrow"	
Interview Part 1	5
Interview Part 2	8
SHIFTING UP Part 1 Market Trends	10
SHIFTING UP Part 2 Our Strategies	12
SHIFTING UP Part 3 Our Activities	14
Review of Operations	
e-Consulting Business	16
Financial/Securities Component Solutions	18
Financial/Securities System Integration	20
JFITS' System Development Technologies	22
Board of Directors and Corporate Auditors	24
Financial Section	25
Five-Year Summary	26
Financial Review	27
Balance Sheets	30
Statements of Income	32
Statements of Shareholders' Equity	33
Statements of Cash Flows	34
Notes to Financial Statements	35
Report of Independent Auditors	46
Shareholder Information	47
Corporate History	48
Corporate Profile	49

Financial Highlights

Years ended March 31, 2002 and 2003

	Millions of yen		Thousands of U.S. dollars
	2002	**2003**	**2003**
For the year:			
Net sales	¥10,244	**¥10,300**	**$85,691**
Operating income	671	**746**	**6,207**
Net income	634	**1,019**	**8,478**
At the year-end:			
Total assets	¥8,833	**¥10,091**	**$83,952**
Total shareholders' equity	3,402	**4,394**	**36,556**
Per share data (in yen and U.S. dollars)**:**			
Net income	¥ 19,526.28	**¥ 30,764.11**	**$ 255.94**
Total shareholders' equity	104,197.58	**132,973.21**	**1,106.27**

Notes: 1. The U.S. dollar amounts have been translated from Japanese yen, for convenience only, at the rate of ¥120.20 = U.S.$1.00 prevailing at March 31, 2003.
2. Per share data has been calculated based on the average total number of stocks issued in each term.

Net sales and Operating income (loss)


Net sales
Operating income (loss)
(Millions of yen)
1999
2000
2001
2002
2003
3,872
-1,328
4,232
-901
6,605
360
10,244
671
10,300
746
-6,000
-3,000
0
3,000
6,000
9,000
12,000
15,000

Net income (loss) and Net income (loss) per share


Net income (loss) per share ······ (yen)
-600,000
-400,000
-200,000
0
200,000
400,000
1999
2000
2001
2002
2003
-1,329
-492,314.47
-970
-184,744.24
250
9,254.60
19,526.28
634
30,764.11
1,019
-2,000
-1,000
0
1,000
Net income (loss)······ (Millions of yen)

Total assets and Total shareholders' equity


Total assets
Total shareholders' equity
(Millions of yen)
1999
2000
2001
2002
2003
2,199
-1,122
4,095
517
5,663
785
8,833
3,402
10,091
4,394
-4,000
-2,000
0
2,000
4,000
6,000
8,000
10,000
12,000

Customer composition


Other business 10%
Insurance 3%
Banks 3%
Trust banks 9%
Securities 75%
2002
Other business 10%
Insurance 3%
Banks 7%
Trust banks 9%
Securities 71%
2003

JFITS celebrated its fifth anniversary in February 2003. Those five years are called the start-up period, and are considered to be the period in which JFITS has built solid business foundations by focusing on retail securities business in the financial/securities industries, advancing the business on the basis of developing and providing original solutions. The result was sales revenue of ¥10.3 billion, operating income of ¥746 million and net income of ¥1,019 million in Fiscal Year 6 (April 1, 2002—March 31, 2003), achieving profitability for the third consecutive year.

SHIFTING UP—Moving Towards the Next Stage of Growth

JFITS provides comprehensive services as an "e-Financial producer," supporting financial/securities companies as they move to reform and innovate their business models.

Based on its accumulated solution results in the financial/securities industries over that time, JFITS will meet the challenges in its specialty fields; develop new services and pioneer new markets, truly making Fiscal Year 7 and beyond a new stage of growth. A new management structure was put into effect on April 1, 2003 to achieve those goals with Mr. Naotaka Murasumi as Chairman (formerly President), and Mr. Masanori Furunuma as President (formerly Director).

This Annual Report features interviews with both of the men who will lead the company through this growth period, describes the business environment, and introduces JFITS' current activities aimed at fulfilling its growth strategy—how the company is "SHIFTING UP" its operations by making the transition from providing system solutions that focus on the retail securities business to providing total solutions that target all facets of the financial/securities businesses and operations.

Interview Part | Overview of the Start-up Period and Market Prospects

Q1 | What do you think you have achieved in the first five years of business?

We have built a solid foundation to conduct business as JFITS, the securities system solution vendor.

JFITS was established in 1998. It was the year that the Financial System Reform Law, which led to major deregulations such as "The replacement of licensing regime for securities companies with the system of registration," and "The liberalization of brokerage commissions," came into effect. Accordingly, it marked the beginning of a new era where IT became even more important, especially as a means to support new business models such as the on-line securities trading business and companies entering the securities business from other industries. On one hand, traditional securities companies faced problems caused by complicated legacy mission-critical systems, whose low maintainability brought not only high costs to maintain the systems, but also difficulties upgrading the systems to keep up with the speed of changes in the industry. Under such circumstances, JFITS has determined to provide new financial/securities solutions with innovative design concepts, integrating the knowledge of the securities and financial industries and advanced information technology strengths accumulated at YIS.

That is how our original "securities system components" based on object-oriented technology came into being. Having those components at the core, we have accumulated experience in providing a variety of solutions. As a result, JFITS has gradually gained a reputation as "The securities system solution vendor" and we have achieved 3 successive periods of profitability. I am certain that we have built solid foundations for our business.

Q2 As the start-up period concludes, how do you interpret the results for the last period?

Despite a difficult business environment, we have obtained new customers, and achieved results that will help us in the future.

Due to an uncertain financial situation and bearish market conditions in Japan, our principal clients, financial institutions and securities companies, were forced to cope with operational hardships. As a result, we also had to face a very challenging business environment as our clients postponed or cut back on large system investment projects. But we worked positively, concentrating our efforts on providing "securities total component solutions" that cover through front- middle- and back-office functions of securities companies. We have successfully implemented total component solutions for two securities companies; Matsui Securities, whose system started up in May



Naotaka Murasumi, Chairman

Interview Part | Overview of the Start-up Period and Market Prospects



2002, and Toyota FS Securities whose system started up in February 2003. With Matsui Securities is our first subscriber, we are off to a good start with our Application Service Provider (ASP) service.

Furthermore, having quickly released component products that meet changes in financial/securities systems such as the new securities tax systems, and marketed the component products, we have successfully acquired several new clients including retail securities companies, wholesale securities companies and banks. I am sure that those successful results will help us advance our total component business strategy in the future.

Q3 What do you see as the current and future trends in the financial/securities markets?

As illustrated by securities industry revitalization measures taken by the government and a global movement to reform settlement, changes in the financial/securities industries are occurring rapidly and broadly across industries.

Because of the downturn in the stock market, personal assets in Japan, which are said to be ¥1,400 trillion, are currently shifted into deposits rather than investments. The Ministry of Finance and the Financial Service Agency are trying to revitalize the securities market to overcome this situation. For example, in the Program for Promoting Securities Markets Reform (please see p11) there are various measures to promote securities investments, including means to expand marketing channels by "Introducing a sales agency system" and "Promoting sales of securities through banks." Also, legal preparations are being made to introduce wrap accounts in Japan, which are already popular in the U.S. I believe that we will see an increase in the number of financial institutions and securities companies entering asset management based securities businesses.

It has been a global trend to "reform securities clearing and settlement systems" to reduce settlement risk. Frameworks to accommodate STP (Straight Through Processing), which includes preparation of infrastructure for DVP (Delivery Versus Payment) automated account settlement, and the dematerialization of securities including stocks certificates are moving forward steadily in Japan and every financial institution will have to rebuild their business flow and scheme to meet those changes in the future. Fast-paced, industry wide changes are expected to continue in the financial/securities industries. As it is impossible to accommodate those changes without IT-based system strategies, our business opportunities will surely continue to expand.

Q4. What are your future business principles?

We will achieve our vision of becoming the number one "e-Financial producer" by providing total solutions aimed at every sector of the entire financial/securities industries.

In order to meet all of the changes mentioned so far, financial/securities companies are expected to implement new business models, operational flows and systems that support them.

We need to quickly grasp the direction of change that

the government and the financial/securities industries are aiming for, to develop products and services to follow the regulation reform road map, and at the same time we must analyze clients' business strategies very carefully to make effective and timely proposals. Fortunately, as we are an independent system services company, we have been able to approach many kind of financial/securities companies in the 5 years since our establishment and have obtained numerous clients in such a short period of time.

By combining "live" information from our clients network and global and domestic securities business trends, we can naturally anticipate the direction of change and requirements. We are getting closer to realizing our vision of becoming the number one "e-Financial producer" with our ability to provide required systems and services thoroughly to a broader range of customers by utilizing our original point of view. It is time for us to establish a solid presence in the financial/securities and information services industries. This can certainly be called our next stage of growth.

The Toyota FS Securities Project

A good look at the JFITS of today and a glimpse of tomorrow

JFITS received an order from Toyota Financial Services Securities Corporation (Toyota FS Securities) for a project to build a "New Securities System for an Expanding Securities Business." We successfully implemented the system and they have been operating it since February of 2003.

Toyota FS Securities came about based on Toyota Motor Corporation's new concept of offering compound services related to automobiles, financing and living, and is one facet of its credit card strategy. Toyota FS Securities began business in April of 2001, with the set up and operation of multi-purpose securities accounts linked with credit card settlement functions and the sales of investment trusts as its main services. At that time we started providing them with the investment trust component of our securities back-office system *TradeOne* and *Cf-i for Executive* and *Compliance*.


Customer
Front Office
Cf-i for Contact Center
NetTrader
Middle Office
Cf-i for Executive
Integrated Customer DB
Cf-i for Compliance
Back Office
TradeOne:Investment Trust
TradeOne:Bonds
e-Account/S
New components installed
Components provided when the company was established

Business continued to grow steadily, enabling them to expand with such new services as sales of corporate bonds issued by Toyota Group companies, automatic deposit of salaries into multi-purpose securities accounts and settlement in multiple currencies. In fact, business grew to the extent that the company also began to establish new branch offices. As these services developed and with the prospect of further growth in services and operations it became necessary to completely replace the securities systems that were in place. We added our securities front-office system ***NetTrader***, middle-office system ***Cf-i for Contact Center*** and the bond component of our back-office system ***TradeOne*** to the system already in place.

This securities system consists of a perfect combination of components that facilitates unified operation and management from the front-end all the way to the back-end, and is a representative example of our securities total solutions. We use highly productive object-oriented technology in the design and development of these components enabling us to implement our system and have it up and running just a few months after receiving an order.

Toyota FS Securities continues to introduce new service strategies. For instance, they are planning to start with securities sales from their agencies. We are eager to provide support to these new businesses making maximum use of the excellent flexibility of our system components.

Interview Part 2 Strategy for a new stage of growth and plans for the coming Fiscal Year

Q1 Would you explain the future business strategy of JFITS?

We will expand our business and improve profitability along two strategic "drive wheels" of "expanding the domain of our solutions" and "expanding the variety of our clientele."

Currently, we have two strategic target vectors to achieve continuous growth following the start-up period. One is to expand the domain of our solutions and the other is to expand the variety of our clientele.

Expansion of the domain of our solutions means adding new services such as operation, maintenance and outsourcing of systems to our current service lineup of consulting and building systems, and also adding new components products to provide new functions that accommodate legal changes.



Expansion of the variety of our clientele means to provide solutions to a broad range of clients including retail securities companies, wholesale securities companies, the buy-side and custodians, in addition to our existing core-client; on-line securities companies. With the emergence of the sales agency system and new financial business models such as asset management businesses based on securities, the demand for securities-related systems is getting larger. Therefore, our company plans to broadly approach all aspects of the financial/securities industries.

Through the execution of these operational strategies, we keep challenging ourselves to grow as a highly profitable company, to achieve our medium-term target of an operating income margin of 15% (this period was 7.2%).



Masanori Furunuma, President

Q2 What are the key points in putting your strategies into actual practice?

We will strive to expand our business by utilizing the strength and presence of JFITS.

We believe effective use of management resources and enhancement of profitability will be important factors in our expansion strategies. Therefore, our basic principles throughout our strategies are to provide services centered on our strongest fields, such as systems projects associated with the securities business and securities components, and to take advantage of our various strengths.

For example, over the last few years, the number of our joint project proposals with large system integrators, vendors and consulting firms has increased. This is evidence that our presence in the industry has improved along with our increased deliveries of securities system components. I am sure that one of our most important strategies is to expand our business by making alliances to take advantage of our strength in this area. Furthermore developing this alliance business strategy aggressively will lead us to the point where we can provide total services, which will be crucial in generating even higher client satisfaction.

Q3 What are your business prospects for the coming Fiscal Year and how do you plan to achieve them?

We intend to build business structure to promote our growth, and maintain our innovative and creative corporate culture.

First, regarding our business prospects, our balance of orders received at the beginning of this term decreased compared to the last period, due mostly to the impact of constrained system investment in the financial/securities industries. However, in those industries, streamlining operations and reducing system operation costs are immediate tasks. The necessity for system investment has increased, for both direct and indirect reasons such as introduction of new securities business models and changes in settlement system.

Building business structure will be the important focus of our plans for Fiscal Year 7, to support the two strategies mentioned above for expanding our business. In practice we will take three specific steps to strengthen our corporate structure: "reinforce solution planning functions," "improve productivity," and "enhance quality control."

We have started to reinforce our solution planning functions by adding solution planning to the mission of our consulting business division at the beginning of this fiscal year in a move to improve our solution planning creativity. As one of the important roles of the division is to precisely grasp the challenges and needs of our clients, we aim to provide higher quality solutions more quickly by directly combining such information with solution planning.

JFITS has always worked to improve its productivity. Through such efforts, JFITS has already achieved a high level of productivity through the implementation of object-oriented technology in all processes from design through development. However, in the world of IT new technologies are constantly emerging and maintaining your position actually just means falling behind. That is why JFITS has spared no effort in its mission to improve productivity and develop high-function applications using state-of-the-art architecture. We have taken various measures to improve productivity that include introducing new system implementation methodology developed through close cooperation between our development department and Research Institute of Information Technology.

JFITS has been striving to enhance quality control ever since we obtained ISO9001 certification in the year the company founded. We will continue to strengthen our management, aware of the recent frequent system troubles in the financial and securities industries and their potential impact on our clients' and our own businesses.

During Fiscal Year 7, JFITS will move forward steadily on these measures to support expansion of our business. However, these measures will be meaningless if all of our employees do not have the spirit to meet new challenges, and so we will protect JFITS' corporate culture, continuing to be a creative company, always ready to meet new challenges.



Market Trends

Expanding business opportunities fueled by the generation of new securities businesses, a result of the "Program for Promoting Securities Markets Reform."

Changes in the financial/securities industries and their new needs - ①
Initiation of new companies and businesses will generate demand for consulting and building systems.

The Program for Promoting Securities Markets Reform incorporates some measures that will be implemented next spring including "Introducing a sales agency system" and deregulation of requirements for establishment of new companies. The purpose of those measures is to promote new entry into the securities business. JFITS foresees the advent of new players in the securities business and the transformation of sales channel strategies in the existing securities companies. This will certainly lead to increased demand for consulting and system construction services, or in other words expanding business opportunities.


New securities companies
Agencies
Banks
New investment trust companies
New investment advisory companies
Increased new participation due to deregulations
Expanding operations through introducing brokers
Opening of joint branches with securities companies and start accepting written orders for stocks
New participants due to deregulation
Sell-side
Securities companies
Retail
Wholesale
Start of wrap account
Buy-side
Insurance companies
Trust banks
Asset management companies
Pension funds

Changes in the financial/securities industries and their new needs - ③
Global trends and the domestic market will both be factors in the increased need to incorporate STP.

Against a background of sluggish financial/securities markets in Japan, there is the pressing need for Japanese financial/securities companies to increase operational efficiency and reduce costs. At the same time the domestic securities industry proceeds in line with the global trend to reform securities settlement systems, developing DVP settlement infrastructure and dematerializing a variety of physical certificates, thereby further accelerating its move to STP. Therefore, there is an increasing need for financial/ securities companies to comply with STP-related system requirements in order to respond to the two issues in parallel.

In view of a global move towards reforming securities settlement systems, and financial/securities companies in Japan moving to improve their operating efficiency, there is an increasing need for advanced systems incorporating STP.

● What is the Program for Promoting Securities Markets Reform?

The Program for Promoting Securities Markets Reform was announced by the Japanese Government Financial Services Agecy (FSA) in August 2002 as a comprehensive measure to revitalize the securities market. In the medium to long term it has three objectives as it aims to shift the market from indirect financing towards direct financing, 1) to develop securities markets easy to access for everyone, 2) establish securities markets that investors can invest with confidence and 3) establish efficient and competitive securities markets. These principles will take form in such measures as expanding securities companies' sales channels, introducing wrap accounts, strengthening the transaction surveillance system, reforming the securities settlement system and other steps. FSA is planning to implement those measures in sequence through the revision of related laws and regulations.

Changes in the financial/securities industries and their new needs - ❷

The need to re-build securities business models will increase with the shift to asset management business.

Wrap accounts—accounts where financial institutions accept funds deposited by their customers, and provide comprehensive portfolio and management services—are currently becoming mainstream in the US. The aforementioned program has clearly outlined improvements of "discretionary trading account transactions" to start clearing the way for wrap accounts and promotion of asset management services. These government policies will prompt financial institutions to move forward to asset management based securities business models, and we project that demand for systems to meet these changes will increase.


Custodians
Trust banks
Street-side
Bank of Japan
Securities exchanges
Japan Securities Depository Center
Clearing corporations
Needs for internal STP to achieve operational efficiency and reduce costs
+
Needs for external STP with new settlement systems
Implementation of DVP for transactions of Non-exchange trades (planned for implementation in 2004)
Implementation of DVP for transactions at the Securities Exchanges (implemented in January 2003)

● Moves to reform the settlement system in Japan.

Step 1 Establish DVP

Delivery Versus Payment (DVP) refers to the simultaneous exchanges of the funds to purchase securities and the securities that are the subject of the purchase. Currently financial products are being converted to that system in sequence. The stock exchanges started DVP settlement for stocks in January of 2003, and other transactions are also to be implemented after that so preparations for establishing settlement facilities and infrastructure are proceeding.

Step 2 Establish STP

Straight Through Processing (STP) is the electronic automation of the entire process from order placement to settlement. As STP is being established, providing a basis for DVP across the industry, financial/securities companies need to build internal company STP systems. These systems also bring benefits such as large increases in operating efficiency and prevention of human errors in trading procedures.

Step 3 Shortening the Settlement Period

DVP and the incorporation of STP will eventually lead to shortening the settlement period for securities transactions, reducing settlement risk as well as increasing international competitiveness for trading in the financial/securities markets. The phased implementation of dematerializing securities essential to shortening the settlement period is under way, and is being initiated with respect to each product type of securities. It is thought that this process will accelerate in the future.

Our Strategies

We will provide total solutions for the financial/securities industries and for a broad range of customers by implementing three strategies that take full advantage of our strengths.

The financial/securities markets now face a period of major conversion, as new securities business models appear and the need for incorporation of STP increases. In this environment, JFITS will implement three strategies that completely leverage its strengths, and develop total solutions for a broad range of customers in the financial/securities industries.


e-Consulting Business
We draw up business plans that are based on the management policies of the customer, and provide consulting services to support building new business models.
Page 16
Financial/Securities Component Solutions
We provide the system components and customization that is most appropriate for each customer's business model.
Page 18
Financial/Securities System Integration
Sell-side
Securities companies
Retail
Wholesale
Buy-side
Insurance companies
Trust banks
Asset management companies
Pension funds

Strategy II

Utilize components systems, JFITS' core solution

Expand component systems geared towards new securities businesses and to a broader range of customers.

Initiation of new companies and businesses will generate demand for consulting and building systems.

Speedy and low cost system building is an absolute necessity when starting up new securities businesses. JFITS can build systems in a short period of time using its set of system components that comprise the major securities business functions as a base for the application system. And for users who require variable cost-based systems, we can answer their needs with our ASP service.

The need to re-build securities business models will increase with the shift to asset management business.

JFITS keeps its eyes on the established securities companies as they convert to the asset management securities business, and always leads the industry in development of system components to respond to needs of expanding products and introducing new services such as wrap accounts, and will continue to expand its product lineup.

Global trends and the domestic market will both be factors in the increased need to incorporate STP.

In the future all financial institutions that engage in securities transactions will have to respond to STP. For that reason JFITS will develop and provide a set of components that promote incorporation of STP, and will expand its customer base to include buy-side and wholesale securities companies in addition to the retail securities companies which are the current component system users.

Strategy I

Utilize accumulated securities businesses know-how

Propose and provide total solutions to realize new securities business models.

Initiation of new companies and businesses will generate demand for consulting and building systems.

The need to re-build securities business models will increase with the shift to asset management business.

Global trends and the domestic market will both be factors in the increased need to incorporate STP.

Right now, a new securities business model is needed to meet changes in finance/securities related regulations systems and to cater for structural improvement of income and expenditure balancing in financial institutions. Utilizing its accumulated knowledge of the securities business and quickly grasping the direction of market changes, JFITS offers a total solution that includes proposing the perfect framework for new securities business models, building the mission-critical systems needed to realize those business models, and operating those systems.



We provide system integration services to a broad range
financial institutions/securities companies.
Page 20
Custodians
Trust banks
Street-side
Bank of Japan
Securities exchanges
Japan Securities Depository Center
Cleanig corporations

Strategy III

Utilize object-oriented high level system building technology

Provide the most appropriate STP solution, taking into account each customer's specific characteristics.

Global trends and the domestic market will both be factors in the increased need to incorporate STP.

There is increasing need for STP among financial institutions/securities companies because the entire industry is moving to incorporate STP and because of the need to increase operating efficiency and reduce costs. In order to answer these needs, system building technology that is low cost and that can easily meet changes in the future is absolutely essential. That is why JFITS utilizes the productive, flexible and highly scalable object-oriented technology that it has fostered since the company was established to provide STP solutions that are highly cost effective and that can respond to changes quickly.

Our Activities

We are strengthening our business structure and component lineup in order to implement our strategies.

JFITS is in the process of strengthening its operational structure and expanding its solutions menu in order to implement its three strategies aimed at developing total solutions for the financial/securities industries.


Strategy I
Propose and provide total solutions to realize new securities business models.
Strategy II
Expand component systems geared towards new securities businesses and to a broader range of customers.
Strategy III
Provide the most appropriate STP solution, taking into account each customer's specific characteristics.

Activity I Strengthening our business structure

Strengthening our solutions provision structure

In order to develop total solutions for a broader range of customers, it's absolutely necessary for JFITS to have better capability to propose plans than ever before. For that purpose one link in the chain of activities for JFITS will be to add solutions planning function to the consulting business division. Our consultants are able to fully grasp the needs of customers and the direction of change in a fast changing industries, and with the addition of solutions planning function will be able to quickly plan and propose even higher value added solutions.

Improving our level of technology and know-how

It is essential to continuously improve technology and know-how as they make up the backbone for realizing solutions that stay ahead of the changing market place and meet diversifying clients needs. JFITS has established Research Institute of Information Technology to survey, research and study implementation of the latest IT so that the company can make use of the newest technology in its solutions. At the same time, JFITS strives to accumulate and assimilate the broad knowledge and experience it has gained in the financial/securities industries and the operational knowledge it has gained through daily activities.

Activity II Strengthening the component lineup

JFITS' object-oriented system components are highly scalable and flexible, and accelerate the tasks of installing new systems or responding to changing specifications. JFITS supports total solutions for financial/securities companies that must respond to a fast changing environment by striving to further expand and enrich its lineup of system component functions.

▷ JFITS' securities system components


• Inquiry
• Order
• Information service
• Inquiry
• Order
• Information service
• Multi-channels
• Inquiry
• Order
• Information service
• Mobile marketing
Front-office
Call center
Cf-i for Contact Center
Internet trading
NetTrader
Branches/ account executives
Cf-i for Sales Reps
Middle-office
Integrated management of information
Customer analysis and marketing
Cf-i for Marketing
Comprehensive customer DB
Business information
Product information
Sales management and compliance
Cf-i for Executive
Cf-i for Compliance
Back-office
TradeOne
Mission-critical system

Front-office system *NetTrader*
This is a comprehensive securities trading system to achieve multi-channel operations, expanding financial e-commerce on such channels as the Internet, PDAs and call centers.

Middle-office system *Cf-i*
This is a future-oriented powerful CRM tool that is designed to provide multiple applications, not only for sales management and marketing support by integrating customer data, but also for enhancement of compliance processes.

Back-office system *TradeOne*
This system contributes to a significant improvement in back office operation and reduction of its operational costs and realizes internal STP.

Components developed to meet customer requirements

JFITS strives to enrich its assorted components, utilizing the excellent scalability and flexibility of its system components, and diversify the ways in which the provision of its services meets the broad range requirements of the financial/securities industries.

● **Developing a new range of customers**
JFITS develops and provides system components that optimize the particular business operations or business models of each customer, including branch-based securities companies, wholesale securities companies, buy-side companies and banks making a full-fledged entry into the securities business.

● **Providing ASP service**
In May of 2002 JFITS kicked-off its new ASP service for system components. This service is extremely user friendly as payment is calculated on a monthly basis related to transaction volume, which means the newest systems can be implemented without the significant costs associated with building a new system. We expect the demand for ASP will continue to grow.

Developing new components that capture the latest trends

Under circumstances where laws and regulations relating to financial/securities businesses are constantly being changed and reformed, JFITS supports financial/securities companies efforts to quickly develop and provide system components that respond to those legal changes. JFITS has released the following component products in the fiscal year under review.

● **TAXFIT**
TAXFIT is a system component that corresponds to the new securities tax system that became effective on January 1, 2003. This enables all securities companies to respond quickly and at a low cost to the new tax system, and also provides flexibility to respond to future tax reforms.

● **Compliance Check Solution**
JFITS provides securities companies with a Compliance System in its *Cf-i* component series. In addition we have recently started to provide a solution service for trust banks and investment advisory companies in response to the Financial Services Agency Inspection Manual enforced on October 1, 2002.

e-Consulting Business

We support building new securities business models through consulting based on our high level of expertise and our researching and solution planning abilities. We will grow along with our customers.



Jun Gomi, Director

▷Overview and Characteristics of Operations

Financial/securities companies are faced with the issue of how to build business models that can respond flexibly to diversifying products and sales channels, globalizing markets and changing operational and market environments. JFITS provides high level consulting services for financial/securities businesses that are based on its vast expertise and understanding of the direction both the industry and related legal systems will take in the future. We draw up business plans, propose system strategies and establish new business flows for a broad range of financial/securities related sell-side, buy-side, custodian, and street-side businesses based on customers' business policies.

▷Results for the Fiscal Year under Review

This period the reform of the securities settlement system and the wholesale securities business were the two major themes for our consulting services. We achieved good results in new fields, in particular we received an order from a finance company to consult on business models for "on-line loan transaction with securities collateral" which is the first business of its kind in Japan. On the other hand, the results for the election support consulting business are heavily affected by the existence elections, was and were down quite a bit in comparison to the previous fiscal year when there had been an election for the House of Councillors. The results of these activities were orders for ¥140 million (down 71% from the previous year), and sales of ¥174 million (down 61.5% from the previous year).

e-Consulting Sales by Year


(Millions of yen)
2001
2002
2003
736
454
174
0
100
200
300
400
500
600
700
800

Personnel as Percentage of Whole


5%
3%
At the close of fiscal 2002
At the close of fiscal 2003
Figures exclude indirect departments and employees on loan from other companies

▷ Future Business Development

It has become vital for financial/securities companies to build business models that can respond to changing operational and market environments in Japan. JFITS will approach a broad range of customers, offering consulting services with securities business model reform as the major concept, along with the system building requirements that are essential to achieve those reforms. Above all we will pour our efforts into consulting for new financial/securities businesses focused on commeucing investment advisary business and developing a sale agency channel.

We anticipate that securities settlement system reform, one of our main focuses this period, JGBs clearing facilities, Non-Exchange Trade DVP system and the move towards dematerialization of physical certificates are all areas in which there will continue to be major changes for years to come. Accordingly we will increase our proposal activities in those areas.


Fiananicial/Securities Industries
Sell-side
Buy-side
Custodians
Street-side
THEMES
System rebuilding project
Reform of the securities settlement system
New financial/securities businesses
Support to maintain new business flows
System strategy proposal
Support for creation of business plans
JFITS

Financial/Securities Component Solutions

We will strive to further expand of our client base by strengthening our lineup of securities systems components.



Yoshinori Kawashima,
Managing Director

▶Overview and Characteristics of Operations

"Financial/Securities Component Solutions" provide systems that meet each financial/securities company's business strategy based on our securities systems components, which were developed utilizing our knowledge of the securities business and leading IT. JFITS has rolled out "securities total solutions" to give complete support our clients' securities businesses with our 3 core components: the front-office system ***NetTrader***, the back-office system ***TradeOne***, and the middle-office system ***Cf-i***. We respond promptly to client needs, especially those related to business reform and system changes, utilizing the special characteristics of our system components—high scalability and flexibility that allow faster introduction of new functions, specification changes and customization.

▶Results for the Fiscal Year under Review

During the year under review, we delivered our comprehensive package of "securities total components," which will constitute our core business in the future, to Toyota FS Securities. We also established a structure to provide the components in ASP and started providing the service to Matsui Securities, one of the largest on-line securities firms in Japan. On the other hand, due to the impact of constraints on systems investment, we did not receive large project orders to expand our system components sales, which were planned as timely replacements for mission-critical systems at retail securities companies, despite our marketing activities aiming for sales this period. However, in a short time, we developed and started marketing a couple of products—namely **TAXFIT**, to meet the new securities tax system requirements, and **QDelivery**, an electronic report delivery system—and made sales to new customers including branch-based securities companies, which is an important result for our future "securities total component" strategy. System development projects for

Component Solutions Sales by Year


(Millions of yen)
2001
2002
2003
3,101
7,402
7,368
0
1,000
2,000
3,000
4,000
5,000
6,000
7,000
8,000

Personnel as Percentage of Whole


65%
67%
At the close of fiscal
2002
At the close of fiscal
2003

Figures exclude indirect departments and employees on loan from other companies

the expansion of products and services (foreign currency margin transactions, forward swaps, lending stock services, etc.) for online securities companies also contributed to our sales revenues. As a result, we received orders in this business segment for ¥5,140 million (a year-on-year decrease of 16.4%) and sales revenues were ¥7,368 million (a year-on-year decrease of 0.5%).

Future Business Development

Due to the appearance of the securities introducing broker business and reform of the securities clearing and settlement system, the financial business in Japan is about to enter another period of transition. Existing securities companies will replace their old systems with new ones, as they start to implement the new business models. Also, if the discretionary investment business is approved and the securities business model of asset management that can be seen in the U.S. spreads in the future, there will be demand for securities systems based on new design concepts. In the meantime, banks will be expected to adopt a serious stance on securities business strategies if they are authorized to conduct sales of equities in addition to the currently approved sales of investment trusts and government bonds. Based on these market factors, we will develop and provide system components responding to various structural system changes and new businesses and offer them in a timely manner to a broader range of customers, including buy-side and wholesale securities companies, in addition to our current core-client—retail securities companies. At the same time we plan to expand our customer base even further by looking for opportunities to make alliances with leading vendors that have unique technologies and products.


Financial/Securities Industries
Sell-side
Retail
Wholesale
Buy-side
THEMES
Fast response to legal reforms
Development & sales of new financial products
Promoting of STP
Asset management based securities business
Increase sales of current components/
expand our assortment of components
Develop components
that facilitate STP for the buy-side
JFITS

Financial/Securities System Integration

We work on systems integration based on our business knowledge of asset management and securities operations, including requirements for Straight Through Processing (STP).



Takefumi Mori,
Managing Director

▷ Overview and Characteristics of Operations

JFITS utilizes its business knowledge in the financial/securities industries to provide "financial and securities systems integration." We build system architecture to meet the needs of various financial institutions including trust banks, life insurance companies and investment advisory companies. This business segment conducts a variety of operations. Lately, operation and management system development projects for internal STP and Global Investment Performance Standards (GIPS) have increased. We also provide system development for general business corporations with our abundant experience in Internet related technologies.

▷ Results for the Fiscal Year under Review

With continuous reform of securities clearing and settlement systems, many large trust banks, life insurance companies and investment trust advisory companies are starting to implement STP in their systems. In this background, we focus on offering systems integration services utilizing our knowledge in asset management and securities operations business. We also participate in building new system architecture for a large trust bank, utilizing our highly flexible and expandable object-oriented system developing technology. We participated in a business model development project from its investigation phase, in cooperation with the e-Consulting Business Segment. We initiated new projects, such as "Internet transaction system for securities collateralized loans," which was the first Internet loan trading system in Japan. As a result, we received orders for this period of

System Integration Sales by Year


(Millions of yen)
2001
2,767
2002
2,387
2003
2,756
0
500
1,000
1,500
2,000
2,500
3,000

Personnel as Percentage of Whole


30%
At the close of fiscal 2002
30%
At the close of fiscal 2003
Figures exclude indirect departments and employees on loan from other companies

¥2,499 million (an 8.5% decrease from the last period) and revenue of ¥2,756 million (15.5% increase from the last period) in this business field.

▷ Future Business Development

We expect that more demand for STP in the financial and securities industries will appear from the next period on. Also, as more banks expand into the securities business, requirements for new securities systems will increase. JFITS provides reliable solution proposals for businesses, and while obtaining orders, also responds to the demand.

We keep pursuing customer satisfaction and the expansion of our business by taking advantage of our top class understanding and ability to build systems, which is based on our knowledge of object-oriented technology and alliances that are built on our strengths. We further strengthen cooperation with the e-Consulting Business and Financial/Securities Component Solutions Business Segments, and develop new business processes and speedier implementation of business models.


Financial/Securities Industries
Sell-side
Buy-side
Custodians
THEMES
Building systems for new securities businesses
Building systems for STP incorporation
Rebuilding misson-critical business systems with open architecture
Merging two strengths to build the best system for customers
Advanced capability to develop systems with object-oriented technology
Financial securities business knowledge
JFITS

Object-Oriented Design, Formal Methods, Frameworks...
JFITS is leading the way in achieving dramatic productivity gains in systems development on the basis of its specialist knowledge and know-how of financial/securities operations.

Background to Development

Needs for developing high-quality systems speedily and at low cost

The sales of software development companies in Japan are usually proportional to the number of engineers on their payrolls, and there is still an unfortunate tendency to refer to productivity per computer engineer as a constant. This is a hangover from the days when the information services industry was seen as a "temporary help business" in which certain "programmers" were treated as the only resource of the industry and built up the framework from scratch.

JFITS intends to replace this widely-held but outmoded view of the development process. Since JFITS is a relatively new company, it is in a position to introduce new technologies and methodologies with relative ease. Even more important, Japanese financial/securities companies are highly dependent on information systems as a means of ensuring their competitiveness in the international economic community. They must therefore accelerate their software development processes as soon as possible in order to be able to respond to financial system reforms.

From the time of its founding, JFITS has pursued advanced design and development methods with a view to building high quality information systems speedily and at low cost.


System Development Workflow
Upstream Processes (Frameworks)
Downstream Processes (Manual work)
Improvement
Key Expression (4)
Modeling
Create patterns for financial/ securities operations
Key Expression (2)
Formal Methods
Formulate specifications with mathematical descriptors
Key Expression (1)
Object-Oriented Design
Develop reusable program parts
Tools for Automatic Program Source Generation
VDM++ and VDM Tools
Key Expression (3)
Frameworks
Standardize difficult to learn skills
System development as one continuous process

Key Expression (1)

"Object-Oriented Design:" A Huge Leap in Production Efficiency

Object-oriented design is one of the latest design and development methods for computer systems. Since conventional systems used to involve combinations of separate elements in the form of data and procedures for manipulating them, there were many cases where flexibility suffered and even minor adjustments of functions inevitably involved enormous investments of manpower. JFITS decided to adopt object-oriented programming, whereby programs are written to combine components known as "objects," which contain both data and procedures to be performed on them. This has enabled us to achieve enormous productivity gains because it allows parts of programs to be reused. In fact, when JFITS took up the challenge to adopt this method in 1997, it was one of only a handful of companies tackling object-oriented design in earnest at the time. JFITS thus responded to the urgent issues facing its customers by leading the way in taking the decision to use object-oriented design in all its software development activities. Through a process of trial and error, JFITS steadily built up a library of basic functions and eventually became one of the first companies in the industry to perfect systems component products enabling prompt response to the dizzying pace of changes in legal systems, business practices and management strategies in the domain of today's financial/securities business.

Key Expression (2)

"Formal Methods:" Introducing Mathematical Descriptors to Define System Software Requirements

JFITS also adopted a revolutionary method for use not only in downstream processes such as design and programming, but also in upstream software development processes, such as needs analysis and software requirements definition phases. At the software requirements definition phase, specifications are traditionally written in Japanese, but ambiguous descriptions in the natural language often lead the software developers to varying interpretations of the specifications. This can result in differences coming to light at the final testing phase between the intended software and the version actually developed, which often necessitates returning again to requirements definitions. To eliminate such errors and wastage, JFITS decided to introduce "Formal Methods," a program that uses mathematical modeling for describing systems specifications. JFITS began by deciding to use VDM++ (the Vienna Development Method), an analysis and design language, for describing specifications. It was the first company in the Japanese software industry to apply this to a production system. It also adopted VDM Tools (a product of IFAD of Denmark) to check the consistency of descriptions automatically. The levels of precision thus obtained by Formal Methods are extremely high. It is worth noting that Formal Methods is used in many areas where high levels of reliability are essential, including the strategic bombardment systems of the US Department of Defense and satellite control systems. It is therefore an ideal tool for the financial/securities sector, where similar levels of reliability are essential.

In fact, we used Formal Methods in developing some aspects of our ***TradeOne*** securities back-office system. With the exception of those at the program level, it is virtually free of bugs and has demonstrated that it offers exceptionally high levels of productivity.

Key Expression (3)

Creation of "Frameworks" through Effective Use of Formal Methods

Formal Methods is thus extremely effective in formulating software requirements, but its application does in fact pose one major obstacle. Acquiring the necessary skills to use the descriptive language VDM++ is relatively difficult. Although this might not be a particularly accurate example, it is as difficult as suddenly asking a native speaker of Japanese to speak English. Securing and nurturing the necessary human resources is a major issue.

To overcome this obstacle, we decided not to have our staff study until they master VDM++ completely. Instead, we made our in-house specialists help more engineers make use of VDM++ by picking out and standardizing only those elements that pertain to financial/securities operations. To extend the example given above, this is rather like providing them with a simple English phrase book of the type used on tourist trips. Nevertheless, it helps to create an environment where numerous engineers of different levels of skill can quickly put VDM to use. In the IT business, this process is known as "frameworking" and is primarily used in downstream processes. However, our aim has been to create frameworks that can manage upstream processes such as defining software requirements. JFITS differs from other companies in that its frameworking processes fully reflect the knowledge, experience and other forms of know-how we have built up in the financial/securities sector, thus creating a source of competitiveness. Since June 2002, we have designated the creation of frameworks as a top-priority research topic for our Research Institute of Information Technology, and are pushing ahead with development work.

As these frameworks are created, we should be able to perfect upstream processes, which is one continuous process from requirement definition to system design, by combining them with many tools for automatic program generation that we have developed in-house. With these methods we expect to be able to increase efficiency at least three times compared with traditional methods.

Key Expression (4)

"Modeling:" Creating Patterns for the Schemes Used in Financial/Securities Operations

In addition to our current efforts in the area of seamless programming covering everything from software requirement definition to systems design, we are conducting research into "business modeling," whereby patterns for all the schemes used in securities operations are extrapolated to the maximum extent possible. In a sense, this means we are creating "bird's-eye views" of corporate systems, and the completion of these modeling processes helps to increase the efficiency of the highest upstream processes of information systems while lightening the burden of walk-through operations to uncover and investigate errors and other problems after systems design has been completed. For this to happen, of course, it is necessary to reproduce all the schemes used in securities operations, a task that involves an enormous amount of work. As a systems integrator specializing in the financial/securities sector, however, JFITS has many experts in securities operations on its staff. This means they can accumulate the "parts" necessary for modeling as they complete individual SI projects, thereby increasing corporate assets. By ensuring the steady transformation of each piece of implicit knowledge of securities operations possessed by the JFITS staff into formal knowledge, JFITS intends to take the lead in modeling securities operations.

Board of Directors and Corporate Auditors

As of June 19, 2003

Chairman
Naotaka Murasumi

President
Masanori Furunuma

Managing Directors
Shunji Kuchimura
Shunsuke Takahara
Yoshinori Kawashima
Takefumi Mori

Directors
Ippei Imaeda
Jun Gomi
Tadahiro Kajiyama
Kan Takahashi
Yasushiro Nakamaru
Teiichi Aruga
Makoto Sakagawa
Yoshito Fukuyama

Statutory Corporate Auditor
Hiroshi Uchida

Corporate Auditors
Yoshiyasu Genma
Tatsuyasu Kumazaki

Corporate Governance

Basic Philosophy

In order to fulfill its responsibilities to its stakeholders including shareholders, JFITS works on developing corporate governance programs and policies, as well as improving its business performance, to ensure soundness, fairness and transparency of management, and recognizes that this will require constant reform efforts. JFITS will meet the expectations of its shareholders, seeking and achieving continuous improvement in its governance policies and practices for the best possible Corporate Governance.

Governance System

JFITS adopts a corporate auditor system where two outside directors and two outside corporate auditors supervise the management execution of the duties of the board of directors.

Furthermore, we hold meetings of the Board of Directors one or more times and management meetings two or more times every month to ensure speedy and appropriate decision-making. Through those meetings agenda items including important business projects and management measures are taken into deliberation from multiple points of view based on the regulations defining the approval processes.

For internal control, an independent Auditing Division has been placed under the director in charge of administration and has been assigned to conduct regular audits on the organizational system and the execution of business operations.

In addition, quality control proceeds in accordance with the requirements and the procedures of ISO9001. Internal quality reviews and external examinations are conducted by the relevant designated organizations at regular intervals.

Activities in the Fiscal Year under Review

Since the establishing an IR Division in 2001, the year we went public, we have strived to disclose useful information to our shareholders in a timely manner. Last year we endeavored to provide our management policies and the contents of business operations for further understanding. Specific measures include, disclosing, press releasing and holding seminars associated with the financial results on a quarterly basis, holding company information sessions for individual investors and enhancing Internet-based information disclosure.

Financial Section

Five-Year Summary 26
Financial Review 27
Balance Sheets 30
Statements of Income 32
Statements of Shareholders' Equity 33
Statements of Cash Flows 34
Notes to Financial Statements 35
Report of Independent Auditors 46

Years ended March 31

	Millions of yen					Thousands of U.S. dollars (Note 1)
	1999	2000	2001	2002	**2003**	**2003**
For the year:						
Net sales	¥ 3,872	¥4,232	¥6,605	¥10,244	**¥10,300**	**$85,691**
Cost of sales	3,915	3,856	4,938	8,176	**8,003**	**66,581**
Gross profit (loss)	(43)	376	1,667	2,068	**2,297**	**19,110**
Selling, general and administrative expenses	1,285	1,277	1,307	1,397	**1,551**	**12,903**
Operating income (loss)	(1,328)	(901)	360	671	**746**	**6,207**
Net income (loss)	(1,329)	(970)	250	634	**1,019**	**8,478**
At year-end:						
Total assets	2,199	4,095	5,663	8,833	**10,091**	**83,952**
Shareholders' equity (loss)	(1,122)	517	785	3,402	**4,394**	**36,556**
Cash flows:						
Cash flows from operating activities	(1,990)	(909)	(1,466)	1,024	**1,137**	**9,458**
Cash flows from investing activities	(84)	(19)	(1,267)	(633)	**(513)**	**(4,268)**
Cash flows from financing activities	2,250	2,489	967	1,360	**617**	**5,134**
Net increase (decrease) in cash and cash equivalents	176	1,561	(1,767)	1,751	**1,241**	**10,324**
Cash and cash equivalents at end of year	668	2,229	462	2,212	**3,453**	**28,727**

	Yen					U.S. dollars (Note 1)
Per share of common stock:						
Basic earnings	(492,314.47)	(184,744.24)	9,254.60	19,526.28	**30,764.11**	**255.94**
Total shareholders' equity	(415,769.49)	19,180.91	28,022.50	104,197.58	**132,973.21**	**1,106.27**
Cash dividends	—	—	—	—	**3,000.00**	**24.96**

	%				
Ratios:					
Gross profit margin	(1.1)	8.9	25.2	20.2	**22.3**
Operating margin	(34.3)	(21.3)	5.5	6.6	**7.2**
Net income margin	(34.3)	(22.9)	3.8	6.2	**9.9**
Equity ratio	(51.0)	12.6	13.9	38.5	**43.5**

Other information:					
Weighted average number of shares	2,700	5,248	27,054	32,493	**32,824**
Number of shares of common stock issued	9,000	9,000	9,342	32,658	**33,036**
Number of employees	329	314	321	333	**355**

Orders Received and Net Sales

In the fiscal year ended March 31, 2003, large-scale system investments in the securities industry remained subdued amid a slump in the financial and securities markets. Under these circumstances, despite JFITS focus on marketing securities system components, its primary business, orders received declined 16.9% from the previous year to 7,781 million yen. On the other hand, although large-scale system projects fell short of initial projections, the company managed to secure net sales of 10,300 million yen, roughly comparable to the previous year, due to additional orders received from existing customers and from the additional development and sales of system components that comply with revised legislation impacting securities business systems.

The following provides a breakdown of performance by business segment:

a. e-Consulting Business

During the fiscal year ended March 31, 2003, the company's activities centered on consulting services related primarily to the reform of the securities clearing and settlement system, but also including the new area of the wholesale solutions business as well as new securities/financial businesses. Meanwhile, election support consulting, an area heavily influenced by timing, faced inevitable contraction compared with the previous year, when an election for the House of Councillors took place.

As a result, orders received in this area dropped 71.0% from the previous year to 140 million yen, and net sales fell 61.5% to 174 million yen.

b. Financial/Securities Component Solutions

JFITS established a system for providing a full selection of securities system component products in the fiscal year ended March 31, 2002, and pursued this area as its main business during the year under review. As a result, the company began providing total component solutions as an ASP (Application Service Provider) to a major online brokerage firm starting in May 2002. Additionally, in February 2003 a total solutions package incorporating the component products was delivered to a brokerage firm affiliated with an operating company, which was included in reported net sales.

During the fiscal year ended March 31, 2003, the company also placed priority on the early commercialization and marketing of components that comply with legislative changes in securities-related systems. This effort won several new clients including sales branch based securities companies. In concrete terms, the company released new products such as **QDelivery**, an electronic document management system for the securities business, and **TAXFIT**, a systems component that will assure compliance with the new Securities Taxation System.

As a result, orders received in this area fell 16.4% from the previous year to 5,140 million yen and net sales decreased 0.5% to 7,368 million yen.

c. Financial/Securities System Integration

In line with the ongoing legislative reform of the securities settlement system, trust banks, life insurance companies, investment advisory companies and others are making full-scale efforts to incorporate STP (Straight Through Processing) into their operations. Therefore, JFITS focused on winning orders for system integration projects based on its operational expertise in securities-related asset management and investment, leading to higher sales than in the previous year.

Furthermore, to take advantage of our competitive edge in system construction technology, several new projects were initiated, such as the participation in a new system construction project for a major trust bank.

As a result, although orders received in this area decreased 8.5% compared with the previous year to 2,499 million yen, net sales grew 15.5% to 2,756 million yen.

Cost of Sales and Selling, General and Administrative Expenses

Cost of sales after settling projects in progress decreased by 173 million yen to 8,003 million yen compared with 8,176 million yen in the previous year. In addition, gross profit margin improved by 2.1% to 22.3% and gross profit increased by 229 million yen, or 11.1%, to 2,297 million yen. Two large-scale development projects were in progress during the year under review, which led to an increase in personnel expenses and subcontracting costs as components of cost of sales compared with the previous year. Nevertheless, both gross profit and gross profit margin improved as we sought to reduce external procurement costs and to exert tighter project controls during the year under review, and as the negative impact of a large-scale development project involving system component development for securities back-office, the major factor behind low margins in the previous year, disappeared.

Selling, general and administrative expenses increased by 154 million yen to 1,551 million yen compared with 1,397 million yen in the previous fiscal year, due to the larger costs involved in reinforcement of various training and mid-career recruiting activities aimed at developing and strengthening human resources.

Operating Income & Net Income

The improvement in gross profit margin had the effect of raising operating income by 75 million yen, or 11.2% from the previous year's 671 million yen, to 746 million yen, while operating income margin improved by 0.6 percentage point over the previous fiscal year to 7.2%.

Net income after adjustments for income taxes increased by 385 million yen, or 60.6%, from the previous year's 634 million yen to 1,019 million yen. As a result, basic net income per share came to 30,764.11 yen.

Furthermore, JFITS achieved three consecutive years of profit growth in the fiscal year under review, and paid out a dividend of 3,000 yen per share for the first time as a way to return profits to its shareholders.

Assets, Liabilities and Shareholders' Equity

Total assets as of March 31, 2003 increased by 1,258 million yen to 10,091 million yen compared with the previous fiscal year-end. This was primarily attributable to increases in current assets, which rose by 1,106 million yen to 7,536 million yen. The improvement in current assets was primarily due to increases in cash on hand and at banks, deposit with parent, and short-term loans to an affiliate, while systems in progress decreased. Intangible assets increased by 61 million yen to 466 million yen, mainly due to the fact that capital expenditures were higher than depreciation expenses and sales of intangible assets during the year.

JFITS also reported deferred tax assets of 335 million yen as an item under current assets and fixed assets, reflecting the fact that the company has now established a solid profit base, evidenced by having achieved three consecutive years of profit growth as of the fiscal year under review, which in turn led to the recognition that its deferred tax assets possess asset value.

Total current and long-term liabilities as of March 31, 2003 increased by 266 million yen to 5,697 million yen compared with the previous fiscal year-end, primarily attributable to increases in short-term loans.

Shareholders' equity as of March 31, 2003 increased by 992 million yen to 4,394 million yen compared with the previous fiscal year-end, due to retained earnings.

As a result, shareholders' equity per share increased from 104,197.58 yen in the previous fiscal year to 132,973.21 yen.

In addition, the shareholders' equity ratio increased from 38.5% to 43.5%.

Cash Flows

In the fiscal year ended March 31, 2003 cash and cash equivalents (hereafter referred to as "cash") increased as a result of operating activities, leaving an outstanding account balance of 3,453 million yen at the year-end, an increase of 1,241 million yen over the previous year.

Cash flows generated by each activity are as follows:

Cash Flows from Operating Activities

Net cash generated by operating activities was 1,137 million yen, an increase of 113 million yen over the previous year. This was primarily due to an increase of 76 million yen in income before income taxes.

Cash Flows from Investing Activities

Net cash used in investing activities was 513 million yen, a decrease of 120 million yen from the previous year. While this reflected a decrease of 310 million yen in acquisitions of affiliated company stock, it was partly offset by the acquisition of intangible assets.

Cash Flows from Financing Activities

Net cash generated by financing activities was 617 million yen, a decrease of 743 million yen from the previous year. This was primarily due to a decrease of 1,926 million yen in income from stock issues, which was offset by an increase of 1,200 million yen in income from short-term loans.

As of March 31, 2002 and 2003

Assets	Millions of yen		Thousands of U.S. dollars (Note 1)
	2002	**2003**	**2003**
Current assets:			
Cash and cash equivalents (Note 3)	¥2,213	**¥ 3,453**	**$28,727**
Notes and accounts receivable:			
Customers	3,097	**3,023**	**25,150**
Parent	10	**—**	**—**
Allowance for doubtful accounts	(6)	**(3)**	**(25)**
	3,101	**3,020**	**25,125**
Merchandise	29	**1**	**8**
Systems in progress	992	**235**	**1,955**
Short-term loans to an affiliate	—	**500**	**4,160**
Prepaid expense	74	**81**	**674**
Deferred income taxes	—	**208**	**1,730**
Other current assets	21	**38**	**316**
Total current assets	6,430	**7,536**	**62,695**
Investments:			
Investments in affiliates (Note 4)	1,510	**1,510**	**12,562**
Investments in securities (Note 4)	174	**133**	**1,107**
Total investments	1,684	**1,643**	**13,669**
Property and equipment (Note 5)	79	**84**	**699**
Leasehold deposits	235	**235**	**1,955**
Intangible assets	405	**466**	**3,877**
Deferred income taxes	—	**127**	**1,057**
Total assets	¥8,833	**¥10,091**	**$83,952**

The accompanying notes are an integral part of those statements.

Liabilities and Shareholders' Equity	Millions of yen		Thousands of U.S. dollars (Note 1)
	2002	2003	2003
Current liabilities:			
Short-term loans (Note 6):			
Financial institutions	¥2,900	**¥ 3,500**	**$29,118**
Accounts payable:			
Suppliers	1,130	**1,076**	**8,952**
Parent	19	**15**	**125**
	1,149	**1,091**	**9,077**
Advances	225	**100**	**832**
Accrued income taxes	2	**2**	**17**
Consumption taxes payable	204	**37**	**308**
Accrued bonuses to employees	302	**296**	**2,462**
Accrued expenses	161	**153**	**1,273**
Deposit received	17	**18**	**150**
Other current liabilities	275	**230**	**1,913**
Total current liabilities	5,235	**5,427**	**45,150**
Non-current liabilities:			
Reserve for employees' retirement benefits (Note 7)	191	**270**	**2,246**
Deferred income taxes (Note 10)	5	**—**	**—**
Total non-current liabilities	196	**270**	**2,246**
Total liabilities	5,431	**5,697**	**47,396**
Shareholders' equity (Note 8):			
Common stock,			
Authorized:			
43,404 shares at March 31, 2002			
130,000 shares at March 31, 2003			
Issued:			
32,658 shares at March 31, 2002			
33,036 shares at March 31, 2003	1,043	**1,063**	**8,844**
Additional paid-in capital	1,468	**1,482**	**12,329**
Retained earnings	885	**1,904**	**15,840**
Unrealized gains (losses) on other securities	6	**(38)**	**(316)**
Treasury stocks			
61 shares at March 31, 2003	—	**(17)**	**(141)**
Total shareholders' equity	3,402	**4,394**	**36,556**
Total liabilities and shareholders' equity	¥8,833	**¥10,091**	**$83,952**

Statements of Income

For the years ended March 31, 2001, 2002 and 2003

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2001	2002	**2003**	**2003**
Net sales	¥ 6,605	¥ 10,244	**¥ 10,300**	**$ 85,691**
Cost of sales	4,938	8,176	**8,003**	**66,581**
Gross profit	1,667	2,068	**2,297**	**19,110**
Selling, general and administrative expenses (Note 9)	1,307	1,397	**1,551**	**12,903**
Operating income	360	671	**746**	**6,207**
Other income (expenses):				
Interest income	1	1	**0**	**0**
Interest expense	(39)	(21)	**(29)**	**(241)**
Stock issue expenses	—	(16)	**0**	**0**
Amortization of cumulative effects on a change in accounting standards for reserve for retirement benefits (Note 7)	(55)	—	**—**	**—**
Loss on disposal property and equipment	(17)	—	**(11)**	**(92)**
Others, net	1	1	**6**	**50**
Income before income taxes	251	636	**712**	**5,924**
Income taxes:Current	1	2	**2**	**17**
Income taxes:Deferred	—	—	**(309)**	**(2,571)**
Net income	¥ 250	¥ 634	**¥ 1,019**	**$ 8,478**

	Yen			U.S. dollars (Note 1)
Per share (Note 2(13)):				
Basic earnings	¥ 9,254.60	¥ 19,526.28	**¥ 30,764.11**	**$ 255.94**
Diluted earnings	—	—	**29,701.78**	**247.10**
Cash dividends	—	—	**3,000.00**	**24.96**
Total shareholders' equity	¥28,022.50	¥104,197.58	**¥132,973.21**	**$1,106.27**
Weighted average number of shares	27,054	32,493	**32,824**	**32,824**

The accompanying notes are an integral part of those statements.

For the years ended March 31, 2001, 2002 and 2003

	Number of common shares outstanding	Millions of yen				
		Common stock	Additional paid-in capital	Retained earnings (Accumulated losses)	Unrealized gains(losses) on other securities	Treasury stocks
Balance as of March 31, 2000	9,000	¥ 450	¥ 2,610	¥ (2,542)	—	—
Net income for the year ended March 31, 2001	—	—	—	250	—	—
Reduction of accumulated losses (Note 8)	—	—	(2,542)	2,542	—	—
New stock issue upon exercise of stock option (Note 8)	342	17	—	—	—	—
Balance as of March 31, 2001	9,342	467	68	250	—	—
Net income for the year ended March 31, 2002	—	—	—	635	—	—
New stock issue by a public placement	1,500	574	1,400	—	—	—
New stock issue upon exercise of stock option (Note 8)	44	2	—	—	—	—
New stock issue upon stock split (Note 8)	21,772	—	—	—	—	—
Unrealized gains on other securities	—	—	—	—	6	—
Balance as of March 31, 2002	32,658	1,043	1,468	885	6	—
Net income for the year ended March 31, 2003	**—**	**—**	**—**	**1,019**	**—**	**—**
New stock issue upon exercise of stock option (Note 8)	**378**	**20**	**14**	**—**	**—**	**—**
Unrealized losses on other securities	**—**	**—**	**—**	**—**	**(44)**	**—**
Treasury stocks	**(61)**	**—**	**—**	**—**	**—**	**(17)**
Balance as of March 31, 2003	**32,975**	**¥ 1,063**	**¥ 1,482**	**¥ 1,904**	**¥(38)**	**¥(17)**

	Number of common shares outstanding	Thousands of U.S. dollars (Note 1)				
		Common stock	Additional paid-in capital	Retained earnings (Accumulated losses)	Unrealized gains(losses) on other securities	Treasury stocks
Balance as of March 31, 2002	32,658	$8,677	$12,213	$7,362	$50	—
Net income for the year ended March 31, 2003	**—**	**—**	**—**	**8,478**	**—**	**—**
New stock issue upon exercise of stock option (Note 8)	**378**	**167**	**116**	**—**	**—**	**—**
Unrealized losses on other securities	**—**	**—**	**—**	**—**	**(366)**	**—**
Treasury stocks	**(61)**	**—**	**—**	**—**	**—**	**(141)**
Balance as of March 31, 2003	**32,975**	**$8,844**	**$12,329**	**$15,840**	**$(316)**	**$(141)**

The accompanying notes are an integral part of those statements.

Statements of Cash Flows

For the years ended March 31, 2001, 2002 and 2003

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2001	2002	**2003**	**2003**
Cash flows from operating activities:				
Income before income taxes	¥ 251	¥ 636	**¥ 712**	**$ 5,924**
Adjustments for -				
Depreciation	38	90	**270**	**2,246**
Stock issue expenses	—	16	**0**	**0**
Loss on disposal of property and equipment	17	—	**11**	**92**
Increase (decrease) in accrued bonuses to employees	108	(21)	**(5)**	**(42)**
Increase in reserve for retirement benefits	101	46	**79**	**657**
Increase (decrease) in allowance for doubtful accounts	(0)	3	**(3)**	**(25)**
Interest income	(1)	(0)	**(1)**	**(8)**
Interest expenses	39	21	**29**	**241**
Decrease (increase) in notes and accounts receivable	(64)	(2,244)	**(417)**	**(3,469)**
Decrease (increase) in merchandise and systems in progress	(1,958)	1,647	**785**	**6,531**
Increase in accounts payable	58	538	**(58)**	**(483)**
Increase (decrease) in consumption taxes payable	(19)	191	**(167)**	**(1,389)**
Others	(8)	127	**(69)**	**(575)**
Sub-total	(1,438)	1,050	**1,166**	**9,700**
Interest received	1	0	**1**	**8**
Interest expense paid	(28)	(25)	**(28)**	**(233)**
Income taxes paid	(1)	(1)	**(2)**	**(17)**
Net cash provided by (used in) operating activities	(1,466)	1,024	**1,137**	**9,458**
Cash flows from investing activities:				
Purchase of property and equipment	(35)	(20)	**(33)**	**(275)**
Purchase of intangible assets	(26)	(148)	**(446)**	**(3,710)**
Purchase of investments in securities	(6)	(155)	**(34)**	**(283)**
Purchase of investments in an affiliate	(1,200)	(310)	**—**	**—**
Others	0	—	**—**	**—**
Net cash used in investing activities	(1,267)	(633)	**(513)**	**(4,268)**
Cash flows from financing activities:				
Proceeds from short-term loans	3,500	—	**600**	**4,992**
Repayment of short-term loans	—	(600)	**—**	**—**
Repayment of short-term loans from parent	(2,550)	—	**—**	**—**
New stock issue	17	1,960	**34**	**283**
Acquisition of treasury stock	—	—	**(17)**	**(141)**
Net cash provided by financing activities	967	1,360	**617**	**5,134**
Net increase (decrease) in cash and cash equivalents	(1,767)	1,751	**1,241**	**10,324**
Cash and cash equivalents at beginning of year	2,229	461	**2,212**	**18,403**
Cash and cash equivalents at end of year	¥ 462	¥ 2,212	**¥ 3,453**	**$ 28,727**

The accompanying notes are an integral part of those statements.

1. Basis of Presentation of Financial Statements

The accompanying financial statements have been prepared from accounts and records maintained by Japan Future Information Technology & Systems Co., Ltd. (the "Company") in accordance with the provisions set forth in the Japanese Commercial Code and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of International Accounting Standards.

The Company has no subsidiaries and accordingly, has not prepared consolidated financial statements.

Relevant notes have been added, and certain reclassifications and recapitulations of account balances as disclosed in the financial statements submitted to the Director of Kanto Finance Bureau in Japan have been made so as to present them in a form which is more familiar to the readers outside Japan.

Although statements of shareholders' equity are not disclosed in Japan for domestic reporting purposes, such statements have been prepared for the purpose of inclusion in this document.

The financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

The Japanese yen amounts presented in the accompanying financial statements and the Notes thereto are rounded to the nearest millions.

The Company maintains its accounting records in Japanese yen. The U.S. dollar amounts included in the accompanying financial statements and notes thereto represent the arithmetical result of translating Japanese yen into U.S. dollars at the rate of ¥120.20 = U.S.$1.00 prevailing at March 31, 2003. The inclusion of such U.S. dollar amounts is solely for convenience of the readers and is not intended to imply that Japanese yen amounts have been or could be converted, realized or settled in U.S. dollars at that or any other rate.

2. Summary of Significant Accounting Policies

(1) Investments

Until the year ended March 31, 2000, investments in securities listed on the stock exchanges were stated at the modified at-the-lower-of-cost-or-market, the cost being calculated by the moving average method. Under that method the unrealized loss at the end of a period was expenses but such loss as could to be recouped when the market value was recovered. Such unrealized loss and reversal were offset for presentation in the statements of income. Securities and investments other than those were carried at cost determined by the moving average method.

Effective from the year ended March 31, 2001, the Company adopted the new accounting standard for financial instruments. The book value as of March 31, 2000 was regarded as the original acquisition cost for the first application of new accounting standards.

Under the new accounting standards, securities are to be classified according to four categories, namely, Trading Securities, Held-to-maturity Debt Securities, Shares in equity of Subsidiaries and Affiliates and Other Securities. Trading Securities and other financial instruments, with strict conditions, are treated as current assets whereas all other securities are treated as non-current assets in the balance sheets.

The Company holds Shares in equity of Subsidiaries and Affiliates and Other Securities. For the calculation of the cost of securities the moving average method is applied. Such securities are valued in accordance with the new accounting standards as follows:

Shares in equity of Subsidiaries and Affiliates are valued at cost:

Other securities with market value are valued at the year-end and the resulting unrealized gain/loss is to be recorded in shareholders' equity, whereas other securities without market value are valued at cost.

Investments in securities in the above categories are to be written off to fair value if regarded impaired in values.

(2) Inventories

"Inventories" other than systems in progress are principally stated at cost determined by the moving average method.

Systems in progress consisting of software products produced by the Company are stated at cost determined by the specific identification method.

These amounts include labor and consignment charges. Labor costs represent actual hours incurred on projects yet to be completed at salary rates and other appropriate expenses.

(3) Property and equipment

"Property and equipment" are stated at cost. Depreciation is generally computed using the declining balance method at rates based on the estimated useful lives of the relevant assets (mainly 5-15 years for buildings and structures and 5-6 years for equipment).

(4) Intangible assets

"Intangible assets", including capitalized costs of software, are stated at cost. Capitalized costs of software to be market and sale are amortized based on the ratio of the prospective selling profits compared with the amount of ratable distribution based on three years of the residual term of validity, and any or the large frame is added up. Capitalized costs of software for internal use are amortized using the straight-line method over the estimated useful life (5 years) of the software.

(5) Stock issue expenses

"Stock issue expenses" were charged to income as incurred.

At the initial public offering on April 9, 2001, new shares were issued under certain arrangements with underwriters whereby the underwriters purchased those shares to be sold in the market at the price equivalent to the selling market price less commission in the total amount of ¥126 million. Accordingly the increase in common stock and additional paid-in capital in the aggregate was decreased and stock issue expenses were decreased in that amount, respectively, as compared to those if such commission to underwriters had been paid separately from the proceeds of the public offering at the selling market price by the Company.

(6) Allowance for doubtful accounts

Effective from the year ended March 31, 2001, the Company adopted the new Japanese accounting standards. In accordance with such new accounting standards, Receivables are categorized, in principle, by reference to the financial condition of debtors and allowance for doubtful accounts is made in the amounts and in the manner prescribed below.

Categorization and the provisions to be made thereto are as follows:

1. Normal receivables

Receivables due from debtors who are not seriously in trouble with their financial status;

Allowance for doubtful accounts is determined by applying the historical credit loss rates to the balance at the end of period.

2. Doubtful receivables

Receivables due from debtors who have not failed but there are probability for them to be in serious financial trouble for repayment of debts;

Allowance for doubtful accounts is determined by estimating the uncollectible amount of such receivables.

3. Failed receivables

Receivables due from debtors who have actually failed, or are deemed to have failed;

Allowance for doubtful accounts is provided in the amount of the balance less cash inflows.

(7) Accrued bonuses to employees

"Accrued bonuses to employees" represents the estimated amounts due to employees attributable to services rendered within the respective accounting period.

(8) Reserve for retirement benefits

Generally, employees are entitled to lump sum indemnities upon termination of their employment with the Company. The amount to be paid is calculated based on various factors such as length of services, basic rates of pay and conditions under which the terminations occur.

Until the year ended March 31, 2000, "Reserve for retirement benefits" were provided principally at 50% of the amount that would have been paid if all employees had voluntarily retired at the balance sheet date.

Effective from the year ended March 31, 2001, the Company adopted the new Japanese accounting standard for retirement benefits to employees. In accordance with the new standard, the reserve for retirement benefits as of March 31, 2001 represents the estimated present value of projected benefit obligations, the unrecognized transition amount at April 1, 2000 resulting from adopting the new standard of ¥55 million was charged to income for that year, which is shown in the accompanying statements of operations as "Amortization of cumulative effects of a change in accounting standards for reserve for retirement benefits". Unrecognized actuarial differences are amortized on a straight-line basis over a period of 5 years from the following year in which they arise.

(9) Leases

Lease transactions are accounted for in conformity with the Japanese accounting standards on leases.

All leases other than those under which title of ownership is deemed to be transferred to the leases are accounted for as operating leases.

(10) Cash and cash equivalents

For the purpose of the statement of cash flows, "Cash and cash equivalents" consists of cash on hand, demand deposits, deposit with Parent and certain investments with original maturity of three months or less with virtually no risk of loss of value.

(11) Income taxes

Income taxes of the Company consist of corporate income taxes, corporate inhabitant taxes and enterprise taxes. Enterprise taxes are deductible when paid for the computation of other income taxes. Deferred tax accounting is applied and the asset and liability approach is employed in accordance with the Japanese accounting standards.

(12) Consumption taxes

Consumption taxes are imposed at a flat rate of 5% on all domestic consumption of goods and services.

(13) Earnings and dividends per share

"Basic earnings per share" is computed based on the weighted average number of shares of common stock outstanding during each year, and is properly adjusted for free distributions of common stock, stock splits and amalgamation of shares.

"Diluted earnings per share" is computed based on the weighted average number of shares of common stock outstanding during each period after consideration of the dilutive effect of common stock equivalents which include stock options, and is appropriately adjusted for free distributions of common stock.

Effective from the year ended March 31, 2003, the Company adopted the new accounting standard for net income per share and excluded bonuses to directors from net income available to common stockholders in the computation of net income per share, as an appropriation of retained earnings applicable to the respective years. Excluded bonuses for the year ended 2003 were ¥9 million ($75 thousand).

If this new method had been applied in the prior year, net income per share and diluted income per share for the year ended 31, March, 2002 would have been ¥19,526.28 and ¥18,733.54 respectively. For the year ended 31, March, 2001 net income per share based on the new standard is not required to be presented.

(14) Revenue recognition

The Company provides customers with services relating to programming and software development for EDP systems, computer operations and various data processing. The services are provided either under fixed-amount contracts or hourly-rate contracts. Under the fixed-amount contracts, the Company recognizes revenue when the services are completed and accepted by the customers. Under the hourly-rate contracts, the Company recognizes revenue by multiplying the agreed hourly rates by the hours consumed.

3. Cash and Cash Equivalents

	Millions of yen		Thousands of U.S. dollars
	2002	**2003**	**2003**
Cash on hand and at banks	¥2,213	**¥2,953**	**$24,567**
Deposit with Parent	—	**500**	**4,160**
Total	¥2,213	**¥3,453**	**$28,727**

"Deposit with Parent" is a deposit frame in Parent for the purpose of unifying funds in CSK group and utilizing efficiently.

Non-cash transaction

In conclusion of a quasi-loan for consumption contract, the accounts due from TradeOne Systems Co, Ltd. (500 million yen) were reclassified from short-term loans to an affiliate, which was treated as such in the accompanying Statement of Cash Flows for the year ended March 31, 2003.

4. Investments in Affiliates and Securities

(1) Investments in affiliates

As stated Note 2 (1) above, Investments in affiliates are carried at cost.

The Company maintains 33.3% in a company from the year ended March 31, 2001, however, the equity accounting has not been applied since the Company has no subsidiary and has not been required to prepare consolidated financial statements in accordance with the Japanese accounting standards.

If an equity accounting had been applied to that company, the balance of investments and losses in equity in such affiliates would have been hypothetically calculated as follows:

	Millions of yen			Thousands of U.S. dollars
	2001	2002	**2003**	**2003**
Cost of investment in affiliates	¥1,200	¥1,510	**¥1,510**	**$12,562**
Balance of investment in affiliates	1,197	1,168	**819**	**6,814**
Equity of loss in affiliates	3	338	**348**	**2,895**

(2) Investments in securities

Investments in securities are analyzed as follows:

	Millions of yen					
	2002			**2003**		
	Cost	Gross unrealized gains	Fair value	Cost	Gross unrealized loss	Fair value
Investments:						
Market value available						
Equity securities	¥155	¥12	¥167	**¥179**	**¥63**	**¥116**
Market value not available						
Equity securities	7	—	7	**17**	**—**	**17**
Total	¥162	¥12	¥174	**¥196**	**¥63**	**¥133**

	Thousands of U.S. dollars		
	2003		
	Cost	Gross unrealized loss	Fair value
Investments:			
Market value available	**$1,489**	**$524**	**$ 965**
Equity securities			
Market value not available			
Equity securities	**142**	**—**	**142**
Total	**$1,631**	**$524**	**$1,107**

5. Property and Equipment

Property and equipment as of March 31, 2002 and 2003 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2002	**2003**	**2003**
Buildings and structures	¥137	**¥143**	**$1,190**
Machinery and equipment	34	**29**	**241**
	171	**172**	**1,431**
Less: Accumulated depreciation	(92)	**(88)**	**(732)**
	¥ 79	**¥ 84**	**$ 699**

6. Short-term Loans

The average interest rate on short-term loans at March 31, 2003 was 0.94%.
It is normal business custom in Japan for short-term borrowings to be rolled over each year.

7. Reserve for Retirement Benefits

The status of reserve for retirement benefits obligations at March 31, 2002 and 2003 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	**2003**	**2003**
Projected benefits obligations (PBO)	¥(241)	**¥(320)**	**$(2,662)**
Unrecognized actuarial differences	50	**50**	**416**
Reserve for retirement benefits	¥(191)	**¥(270)**	**$(2,246)**

Expenses for retirement benefits to employees for the years ended March 31, 2001, 2002 and 2003 were as follows:

	Millions of yen			Thousands of U.S. dollars
	2001	2002	**2003**	**2003**
Service cost	¥ 57	¥59	**¥70**	**$582**
Interest cost	3	4	**5**	**42**
Amortization of cumulative effects on a change in accounting standards	55	—	**—**	**—**
Amortization of unrecognized actuarial differences	—	4	**10**	**83**
Total	¥115	¥67	**¥85**	**$707**

The assumptions adopted for the actuarial computation of the retirement benefit obligations for the years ended March 31, 2001, 2002 and 2003 were as follows:

	March		
	31, 2001	31, 2002	**31, 2003**
Discount rate	3.0%	2.0%	**2.0%**
Method of attributing the projected benefits to periods of services	Straight-line-basis	Straight-line-basis	**Straight-line-basis**
Amortization of unrecognized actuarial differences	5 years	5 years	**5 years**

8. Shareholders' Equity

On April 10, 2001, the shares of the Company were listed on the JASDAQ market as over-the-counter (OTC) market shares, and made a new share issue of 1,500 shares. As a result of this new share issue common stock and paid-in share capital were increased by ¥573 million ($ 4,767 thousand) and ¥1,400 million ($ 11,647 thousand) to ¥1,040 million ($ 8,652 thousand) and ¥1,468 million ($ 12,213 thousand), respectively.

On February 6, 2002, the Company made another stock split at the rate of 3 shares for one and 21,772 shares were additionally issued to shareholders of record as of November 30, 2001.

The use of additional paid-in capital is strictly limited under the Commercial Code, and the Company utilized additional paid-in capital in the amount of ¥2,542 million ($21,148 thousand) to offset the accumulated losses by the directors' resolution in accordance with the Commercial Code during the year ended March 31, 2001.

The portion designated as stated capital is determined by a resolution of the Board of Directors in accordance with the Code. Proceeds in excess of the amounts designated as stated capital are credited to additional paid-in capital.

Due to the recent amendments to the Code, the amount equivalent to the total of additional paid-in capital and legal reserve in excess of one -forth of stated share capital become available for dividends, procedures and conditions for which are specifically stipulated in the Code.

The Company has four stock option plans in which certain directors and key employees are entitled to be granted options for shares of the Company. The stock option plans were approved at the shareholders' meeting on August 25, 1999, June 21, 2000 and June 21, 2001, June 21, 2002 respectively, outlines details of which are summarized below. The subsequent stock splits/amalgamation of common stock are reflected in the amount of exercise prices shown in the table, which is effective as of March 31, 2003.

(1) Approved on August 25, 1999

March 31, 2003

Entitled to	Number of shares of common stock	Price	Period
Directors and employees	**195**	**¥16,667**	**From September 1, 2002 through May 31, 2008**

(2) Approved on June 21, 2000

March 31, 2003

Entitled to	Number of shares of common stock	Price	Period
Directors and employees	**813**	**¥16,667**	**From September 1, 2003 through May 31, 2008**

(3) Approved on June 21, 2001

March 31, 2003

Entitled to	Number of shares of common stock	Price	Period
Directors and employees	**597**	**¥480,000**	**From July 1, 2002 through June 30, 2004**

(4) Approved on June 21, 2002

March 31, 2003

Entitled to	Number of shares of common stock	Price	Period
Directors, advisor and employees	**478**	**¥685,034**	**From August 1, 2003 through July 31, 2005**

The maximum number of shares of common stock to be issued under the above plans as of March 31, 2003 are, in the aggregate, 2,083 shares.

9. Research and Development

Research and development expenses were charged to production cost and selling, general and administrative expenses in the aggregate amounts of ¥41 million, ¥72 million and ¥51 million ($424 thousand) for the years ended March 31, 2001, 2002 and 2003 respectively.

10. Income Taxes

The statutory income tax rate as of March 31, 2001, 2002 and 2003 was 42.05 per cent.
Deferred taxes at March 31, 2002 and 2003 were analyzed as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	**2003**	**2003**
Deferred tax assets:			
Accrued bonuses to employees	¥ 101	**¥107**	**$ 890**
Reserve for retirement benefits	60	**99**	**824**
Tax losses carried forward	473	**94**	**782**
Unrealized losses on other securities	—	**26**	**216**
Other	8	**8**	**67**
Total	642	**334**	**2,779**
Valuation allowance	(642)	**—**	**—**
Total deferred tax assets	—	**334**	**2,779**
Deferred tax liabilities:			
Unrealized gains on other securities	(5)	**—**	**—**
Total deferred tax liabilities	(5)	**—**	**—**
Net deferred income tax assets (liabilities)	¥ (5)	**¥334**	**$2,779**

At March 31, 2002 and 2003, reconciliation between statutory tax rate and the effective income tax rate was as follows:

	2001	2002	**2003**
Statutory income tax rate	—	—	**42.1%**
Increase (decrease) in taxes resulting from decrease in valuation allowance	—	—	**(90.2)**
Permanent differences	—	—	**4.0**
Inhabitant tax on per capita basis	—	—	**0.3**
Influence accompanying corporate enterprise tax system based on sales, salary, etc. system introduction	—	—	**0.5**
Other	—	—	**0.3**
Effective income tax rate	—	—	**(43.0)**

11. Lease Commitments

Lease expense relating to finance leases which do not transfer ownership of the leased property to the lessee were ¥20 million, ¥27 million and ¥28 million ($232 thousand) for the years ended March 31, 2001, 2002 and 2003, respectively.

Pro forma information of leased property such as acquisition cost, accumulated depreciation, obligations under finance leases, depreciation expense and imputed interest expense of finance leases that do not transfer ownership of the leased property to the Company for the years ended March 31, 2002 and 2003 is as follows:

	Millions of yen			Thousands of U.S. dollars		
	Acquisition costs	Accumulated depreciation	Balance	Acquisition costs	Accumulated depreciation	Balance
March 31, 2003:						
Machinery and equipment	**¥ 84**	**¥40**	**¥44**	**$698**	**$332**	**$366**
Software	**1**	**1**	**0**	**8**	**8**	**0**
	¥ 85	**¥41**	**¥44**	**$706**	**$340**	**$366**
March 31, 2002:						
Machinery and equipment	¥ 93	¥39	¥54			
Software	22	18	4			
	¥115	¥57	¥58			

	Millions of yen			Thousands of U.S. dollars
	2001	2002	**2003**	**2003**
The scheduled maturities of future lease payments, on such lease contracts:				
Due within one year	¥14	¥26	**¥22**	**$183**
Due over one year	21	34	**22**	**183**
Total	¥35	¥60	**¥44**	**$366**
Depreciation expense and imputed interest expense:				
Depreciation expense	¥18	¥24	**¥26**	**$216**
Imputed interest expense	1	2	**1**	**8**

The amount of obligations and depreciation under finance leases for the years ended March 31, 2001, 2002 and 2003 is calculated excluding the imputed interest portion.

12. Related Party Transactions

The Company's sales to and purchases from (a) its parent company, (b) an affiliate company and (c) fellow of parent company for the years ended March 31, 2001, 2002 and 2003 were as follows:

		Millions of yen			Thousands of U.S. dollars
Company	Transaction	2001	2002	**2003**	**2003**
(a) CSK Corporation: (*1)	Sales	¥ 731	¥ 251	**¥ 77**	**$ 641**
	Purchase of goods and outsourcing	—	254	**239**	**1,988**
	Interest expense	16	—	**—**	**—**
	Repayment of loans	2,550	—	**—**	**—**
	Deposit with Parent	—	—	**500**	**4,160**
	Interest income	—	—	**0**	**0**
(b) TradeOne Systems Co., Ltd: (*2)	Sales	—	3,791	**666**	**5,541**
	Notes and accounts receivable	—	1,840	**728**	**6,057**
	Consignment of ASP service(*5)	—	—	**—**	**—**
	Short-term loans	—	—	**500**	**4,160**
(b) Financial System Service Provider Co., Ltd: (*3)	Sales	—	—	**151**	**1,256**
	Notes and accounts receivable	—	—	**10**	**83**
	Consignment of ASP service(*5)	—	—	**—**	**—**
	Accounts payable	—	—	**183**	**1,522**
(c) Service Ware Corporation: (*4)	Purchase of goods and outsourcing	36	—	**—**	**—**
(c) CSK Network Systems Corporation: (*4)	Purchase of goods and outsourcing	11	—	**—**	**—**

(*1) Equity ownership percentage was 62.1% of the voting right of the Company as of March 31, 2003 (69.6% and 62.7% as of March 31, 2001 and 2002 respectively).
(*2) Equity ownership percentage was 33.3% of the voting right of the company as of March 31, 2003 and March 31, 2002.
(*3) Equity ownership percentage was 38.75% of the voting right of the company as of March 31, 2003.
(*4) Equity ownership percentage isn't applicable.
(*5) Consignment cost of ASP service has been set off against sales amounts in the statements of income.

13. Subsequent Events

(1) Appropriations of retained earnings
At the shareholders' meeting on June 19th, 2003, appropriations of retained earnings were approved as follows:

	Millions of yen	Thousands of U.S. dollars
Retained earnings	¥1,903	$15,832
Appropriations		
Cash dividends (¥3,000 per share)	98	815
Bonuses to directors	9	75
Total	107	890
Retained earnings to be carried forward	¥1,796	$14,942

(2) the new stock option plan was approved, outline of which is as follows:

Entitled to	Number of shares of common stock	Price	Period
Directors, advisors and employees	**495**	**Note**	**from August 1, 2004 through July 31, 2007**

Note: These new options to be granted will be exercisable at price of average market price for 30 trade-date each day which starts to 45 trade-date preceding the date of grant.
The exercise price is also subject to adjustment in the cases including a stock split or a new share issue in which the price of the shares in less than market price.

(3) Acquisition of treasury stock
The acquisition of treasury stocks limiting to 500 shares and 200 million yen was approved.

(4) The Company additionally acquired the equity of an affiliate, TradeOne Systems Co., Ltd., on May 1, 2003, to hold 50% of the voting right of that company.

To the Board of Directors of
Japan Future Information Technology & Systems Co., Ltd.

We have audited the accompanying balance sheets of Japan Future Information Technology & Systems Co., Ltd. as of March 31, 2003 and 2002, and the related statements of income, shareholders' equity, and cash flows for the years then ended, all expressed in Japanese Yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Japan Future Information Technology & Systems Co., Ltd. as of March 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles and practices generally accepted in Japan (see Note 1).

The amounts expressed in U.S. dollars, which are provided solely for the convenience of the reader, have been translated on the basis set forth in Note 1 to the accompanying financial statements.

Chuo Aoyama Audit Corporation

ChuoAoyama Audit Corporation

Tokyo, Japan
June 19, 2003

Shareholder Information

As of March 31, 2003

Authorized number of shares	130,000
Number of outstanding shares	33,036
Number of shareholders	1,251

Principal Shareholders

Name	Number of shares held	Percentage of total as of Mar. 31, 2003
CSK Corporation	20,475	61.98%
Matsui Securities Co., Ltd.	1,633	4.94%
The Master Trust Bank of Japan, Ltd. (Trust Account)	739	2.24%
Employee's Stock Association of Japan Future Information Technology & Systems Co., Ltd.	585	1.77%
UFJ Trust Bank Ltd. (Margin Account-A)	500	1.51%
Japan Trustee Service Bank, Ltd. (Trust Account)	471	1.43%
Naotaka Murasumi	321	0.97%
The Bank of Tokyo-Mitsubishi, Ltd.	300	0.91%
Sumitomo Mitsui Banking Corporation	300	0.91%
UFJ Bank Ltd.	300	0.91%
Toyota Motor Corporation	300	0.91%
Takahara Kosan K.K.	212	0.64%
Teiichi Aruga	210	0.64%
Toshio Shinmura	156	0.47%
Mizuho Corporate Bank, Ltd.	150	0.45%
Nippon Life Insurance Company	150	0.45%
The Dai-Ichi Mutual Life Insurance Company	150	0.45%
Shinkin Central Bank	150	0.45%
Internet Initiative Japan Inc.	150	0.45%
Hewlett-Packard Japan, Ltd.	150	0.45%

Corporate History

February 1998 ···· Established under the name Japan Future Information Technology & Systems Co., Ltd. (JFITS) on February 2nd as an information technology service company with strengths in the financial/securities field.

March 1998 ········ Started operations with 320 employees transferred from Yamaichi Information Systems Co., Ltd. and Yamaichi Securities Group.

Received an order from a major trust bank to develop an asset management system.

May 1998 ··········· Joined the Japan Information Technology Service Association (JISA).

June 1998 ··········· Granted preemptive rights to board members and employees for the purchase of Company shares (stock options).

August 1998 ······· Acquired ISO 9001 certification.

January 1999 ······ Developed an on-line trading system for a securities company.

Provided consulting services to a company on a project to establish an on-line brokerage firm.

February 1999 ···· Developed a company's web recruitment support sysytem.

April 1999 ·········· Launched the securities lending system "TRA☆FIT."

June 1999 ··········· Developed a call center system for a securities company.

July 2000 ············ Launched "*NetTrader,*" a securities front-office systems component.

December 2000 ·· Acquired ISO 9001:2000 certification.

January 2001 ······ Inked three-party agreement with The Bank of Tokyo-Mitsubishi, Ltd. and KOKUSAI Securities Co., Ltd. (the present Mitsubishi Securities Co., Ltd.) to establish a joint venture to provide services for securities back-office operations.

March 2001 ········ Established TradeOne Systems Co., Ltd. as an affiliate.

Launched "*TradeOne,*" a securities back-office systems component.

April 2001 ·········· Listed on the JASDAQ market.

March 2002 ········ Established Financial System Service Provider Co., Ltd. as an affiliate.

July 2002 ············ Established an American Depositary Receipts Program.

March 2003 ········ Authorized as a System Integrator by the Ministry of Economy, Trade and Industry.

Certified by the Japan Information Processing Development Center (JIPDEC) for displaying the "Privacy Mark."

Corporate Profile

As of March 31, 2003

Company Name	Japan Future Information Technology & Systems Co., Ltd. (JFITS)	
Establishment	February 2, 1998	
Capital	¥1,062 million	
Total Number of Shares Outstanding	33,036 shares	
Number of Employees	355	
Business Line	Business and systems consulting, System integration (planning/design/development/maintenance) and Software development and sales	
Affiliated Company	TradeOne Systems Co., Ltd. Financial System Service Provider Co., Ltd.	
Major Customers	Securities Industry	DLJdirectSFG Securities Inc. / Japan Securities Dealers Association / Japan Securities Depository Center, Inc. / Matsui Securities Co., Ltd. / Me Net Securities Co., Ltd. / Mizuho Investors Securities Co., Ltd. / Monex, Inc. / Okasan Securities Co., Ltd. / Shizugin TM Securities Co., Ltd. / Toyota Financial Services Securities Corporation / UFJ Tsubasa Securities Co., Ltd.
	Banking Industry	Mizuho Bank, Ltd. / Mizuho Trust and Banking Co., Ltd. / Shinkin Central Bank Group / The Bank of Tokyo-Mitsubishi, Ltd. / The Mitsubishi Trust and Banking Corporation / The Norinchukin Bank Group
	Insurance	Mitsui Mutual Life Insurance Company / The Yasuda Mutual Life Insurance Company
	Asset Management	Mitsubishi Trust Asset Management Co., Ltd. / Yasuda Asset Management Company, Ltd.
	Others	IIJ Technology Inc. / RECRUIT Co., Ltd.
JASDAQ Code	4836	
SEDOL Number	6335911	
ISIN Code	JP3748550005	
Transfer Agent	The Sumitomo Trust & Banking Co., Ltd. Stock Transfer Agency Department 1-4-4 Marunouchi, Chiyoda-ku, Tokyo 100-0005	
American Depositary Receipts	Ratio (ADR:ORD)	200:1
	Exchange	OTC (Over-the-Counter)
	Symbol	JFITY
	CUSIP	471074104
	Depositary	The Bank of New York 101 Barclay Street, New York, NY 10286, U.S.A. TEL: (212)815-2042 U.S. toll free 888-269-2377 (888-BNY-ADRS) URL: http://www.adrbny.com

JFITS

Arca East 3-2-1 Kinshi, Sumida-ku, Tokyo 130-6591, Japan
TEL : 81-(0)3-3623-8300 FAX : 81-(0)3-3623-8749
URL : http://www.jfits.co.jp
E-mail : investorrelations@jfits.co.jp